November 6, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Sonnet BioTherapeutics Holdings, Inc. (CIK 0001106838) (the “Company”)
Registration Statement No. 333-282850 on Form S-1 (the “Registration Statement”)

Ladies and Gentlemen:

On November 6, 2024, we, as the representative of the underwriters, filed a letter with the U.S. Securities and Exchange Commission via EDGAR requesting, pursuant to Rule 461 under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-referenced Registration Statement so that it may be declared effective at 5:00 p.m., Eastern Time, on November 6, 2024, or as soon practicable thereafter. We are no longer requesting that such Registration Statement be declared effective at this specific date and time and we hereby formally withdraw such request for acceleration.

Very truly yours,

Chardan Capital Markets, LLC
on behalf of itself and as representative of the Underwriters

By:	/s/ Shai Gerson
Name:	Shai Gerson
Title:	Managing Partner